MINUTES OF DIRECTORS MEETING
                                       OF
                               FAR WEST GOLD, INC.

     A meeting of the Board of Directors of Far West Gold, Inc. was held on the 23rd day of April, 1996 at 10:00 A.M. at the offices of the Company located at 400 Burrard Street, 14th Floor, Vancouver, B.C. V6C-3G2.

     There were present and participating at the meeting Harmel Rayat, Kundan S. Rayat both being directors of the Company. Ms. Jasbinder Chohan was present telephonically as Secretary at the request of the Directors. Harmel Rayat acted as Chairman. The minutes of the last meeting were read and approved.

     The first item of business brought before the Board was concerning the necessity to raise additional capital for acquiring exploration and development stage resource properties in North America and abroad. Upon motion duly made, seconded and unanimously carried, it was;

     Resolved, The Company execute a 504 Registration authorizing 4,000,000 shares at $0.05 per share.

     The second item of business brought before the Board was a discussion concerning the necessity of retaining legal S.E.C. counsel for the Company. It was suggested and agreed that Gary Blume be retained as the Companys S.E.C. counsel. Upon motion duly made, seconded, and unanimously carried, it was:

     Resolved, that Gary R. Blume, is appointed as Company's SEC Counsel.

     The third item of business brought before the Board was a discussion that the Company is in need of an independent CPA. After a thorough discussion it was agreed that William Clancy CPA be appointed as the Company's independent public accountant. Upon motion duly made, seconded and unanimously carried, it was:

     Resolved, that William Clancy, CPA, is appointed Company's Independent Public Account.

     The fourth item of business to be discussed was in regards to change to change the Company's transfer agent from American Registrar and Transfer Co. located in Salt Lake City, Utah to Holladay Stock Transfer Company located in Phoenix , AZ. After further discussions it was agreed to appoint Holladay Stock Transfer Company as the Company's transfer agent. Upon motion duly made, seconded and unanimously carried, it was;

     Resolved, that the Company change its transfer agent from American Registrar and Transfer Co. to Holladay Stock Transfer.

     The last item of business discussed was concerning the date for a special shareholders meeting with the following agenda; election of Harmel Rayat, Kundan
S. Rayat and Ms Jasbinder


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Chohan as directors,  approval of the  Company's  name to be changed to Far West
Resources,Inc. Amend the Articles of Inc. to reflect the name change, authorize 5,000,000 preferred shares, amend the Articles of Inc. to reflect the increasing of the authorized to create the preferred shares, authorize to create the preferred shares, authorize a stock option plan, ratify all past actions by the directors and any other business that may come before the meeting. It was also agreed that the meeting should take place on the May 9th, 1996 at 400 Burrard Street, Suite 1400, Vancouver, B.C. V6C-3G2. at 2:00 P.M. Upon motion duly made, seconded and unanimously carried, it was:

     Resolved, a special shareholders meeting be set for May 9th,1996 at 2:00 P.M. at 400 Burrard Street, Suite 1400, Vancouver, B.C. V6C-3G2.

     Further Resolved, the following items are to be on the agenda for shareholders approval:

     a. Election of the following directors: Harmel Rayat, Kundan S.Rayat, Ms Jasbinder Chohan.

     b.   Approve the Company's name to be changed to Far West Resources, Inc.

     c. Amend Article I of the Articles of Incorporation to reflect the name change to Far West Resources, Inc.

     d.   Authorize 5,000,000 preferred shares.

     e. Amend Article 4 of the Articles of Incorporation to be amended to increase the authorized create a class of preferred shares.

     f.   Authorize stock option plan.

     g.   Ratify all actions by the directors.

     h. Ratify the appointment of Gary R.Blume as S.E.C. counsel for the Company.

     i Ratify the appointment of William Clancy, CPA as the Company's independent public accountant.

     j.   Any other business that may come before the meeting.

     There being no further business, and upon motion duly made and seconded the meeting was adjourned.



/s/ Jasbinder Chohan
--------------------
Jasbinder Chohan, Secretary


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